UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9

(Rule 14d-101)
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
MariaDB plc

(Name of Subject Company)
MariaDB plc

(Name of Person Filing Statement)
Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)
G5920M100
(CUSIP Number of Class of Securities)
Paul O’Brien
Chief Executive Officer
699 Veterans Blvd
Redwood City, CA 94063
(855) 562-7423
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Samantha H. Crispin Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, Texas 75201 (214) 953-6500	Fergus Bolster Matheson LLP 70 Sir John Rogerson’s Quay Dublin 2, Ireland +353 1 232 2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 24, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Statement”) by MariaDB plc, an Irish public limited company (“MariaDB” or the “Company”). The Statement relates to the unsolicited offer (the “Offer”) by Meridian BidCo LLC, a Delaware limited liability company (“Bidco”), an affiliate of K1 Investment Management, LLC, a Delaware limited liability company, to purchase all of the issued and to be issued ordinary shares of $0.01 each (nominal value) of MariaDB (“MariaDB Shares”) and MariaDB Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or other rights to purchase, subscribe for, or be allocated MariaDB Shares for $0.55 per MariaDB Share payable to the holders of MariaDB Shares (“MariaDB Shareholders”) electing to sell their MariaDB Shares in cash (the “Cash Offer”). Certain eligible MariaDB Shareholders may elect, in respect to all (but not some) of their MariaDB Shares, to receive, in lieu of the Cash Offer to which they are otherwise entitled, one unlisted, unregistered non-voting Class B unit of Meridian TopCo LLC, a Delaware limited liability company, for each MariaDB Share. The terms of the Offer, and the conditions to which it is subject, are set forth in the Offer Document on Schedule TO filed by Bidco on May 24, 2024, as amended or supplemented from time to time, which contains as exhibits the Offer to Purchase and Letter of Transmittal.

The information in the Statement, including all exhibits and annexes that were previously filed with the Statement, are incorporated in this Amendment No. 1 by reference, except that such information is amended or supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 and not defined shall have the meanings ascribed to them in the Statement.

Item 8. Additional Information

Item 8 of the Statement is amended and supplemented by revising and replacing in its entirety the first paragraph of the disclosure under the heading “Information Regarding Specified Compensation–Employment Agreements” with the following:

“MariaDB USA, Inc. (“MariaDB USA”) is party to an employment agreement, dated May 26, 2023, with its Chief Executive Officer, Paul O’Brien that by its terms would have expired on May 26, 2024. On May 30, 2024, Mr. O’Brien and MariaDB USA entered into Amendment No.1 to the Employment Agreement, to be effective as of May 26, 2024, to provide that Mr. O’Brien’s employment shall continue on the terms thereunder on an at-will basis (i.e., Mr. O’Brien’s employment will no longer be for a defined term). Except as described in the preceding sentence, no other material changes were made to the terms of Mr. O’Brien’s employment agreement. Under the terms of the employment agreement, as amended, if within three months prior to or within 12 months after a change of control, Mr. O’Brien’s employment is terminated without cause or Mr. O’Brien resigns for good reason, Mr. O’Brien is eligible to receive the following: (i) a lump sum payment equal to 50% of base salary (disregarding any reduction that forms the basis for a good reason termination); (ii) 50% of annual target bonus; (iii) a lump sum payment equal to six months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards that vest based on continued employment or service. The severance payments and benefits described above would be subject to Mr. O’Brien’s timely execution and non-revocation of a general release and waiver of claims in favor of the Company and MariaDB USA.”

Item 9. Exhibits

(a)(1)(A)	Offer Document dated May 24, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Meridian BidCo LLC with the Securities and Exchange Commission on May 24, 2024).*
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(E)	Long Form Advertisement as published in The New York Times on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO-T filed by Meridian BidCo LLC).*
(a)(1)(F)	Opinion of IBI Corporate Finance Limited, dated May 24, 2024 (included herein).*
(a)(1)(G)
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 16, 2024 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024).*

(a)(1)(H)
Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on March 13, 2024 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024). *

(a)(1)(I)
Announcement issued pursuant to Rule 2.7 of the Irish Takeover Rules issued on April 24, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on April 24, 2024). *

(a)(1)(J)
Announcement issued pursuant to Rule 2.9 of the Irish Takeover Rules issued on May 20, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 20, 2024). *

(a)(1)(K)
Announcement issued pursuant to Rule 24.1(b) of the Irish Takeover Rules issued on May 22, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Meridian BidCo LLC on May 22, 2024). *

(a)(1)(L)
Announcement Regarding Publication and Posting of Offer Document issued on May 24, 2024 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO-T filed by Meridian BidCo LLC on May 24, 2024). *

(e)(1)	Excerpts from the Company’s Form 10-K/A, dated and filed with the SEC on January 29, 2024.*
(e)(2)	2022 MariaDB plc Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(3)
MariaDB Corporation Ab Summer 2022 USA Share Option Plan and Form of Agreement (incorporated by reference to Exhibit 10.12 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *

(e)(4)
MariaDB Corporation Ab Amended and Restated Global Share Option Plan 2017 USA and Form of Option Agreement (incorporated by reference to Exhibit 10.13 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *

(e)(5)	MariaDB Corporation Ab Global Share Option Plan 2017 (incorporated by reference to Exhibit 99.4 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(6)	SkySQL Corporation Ab Global Share Option Plan 2014 USA (incorporated by reference to Exhibit 10.14 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(7)	SkySQL Corporation Ab Global Share Option Plan 2014 (incorporated by reference to Exhibit 99.6 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(8)	SkySQL Corporation Ab Global Share Option Plan 2012 USA (incorporated by reference to Exhibit 99.7 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(9)	SkySQL Corporation Ab Global Share Option Plan 2012 Europe (incorporated by reference to Exhibit 99.8 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(10)	SkySQL Corporation Ab Global Share Option Plan 2010 USA (incorporated by reference to Exhibit 99.9 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *
(e)(11)	SkySQL Corporation Ab Global Share Option Plan 2010 Europe (incorporated by reference to Exhibit 99.10 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).#
(e)(12)
SkySQL Corporation Ab Global Share Option Plan 2010 France (incorporated by reference to Exhibit 99.11 to MariaDB plc’s Registration Statement on Form S-8 (File No. 333-270277) filed March 3, 2023).# *

(e)(13)	Form of Deed of Indemnification (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).#*
(e)(14)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).# *
(e)(15)	Amended MariaDB Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed December 22, 2022).
(e)(16)
Employment Agreement by and between MariaDB USA, Inc. and Paul O’Brien (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed May 30, 2023).# *

(e)(17)
Employment Agreement by and between MariaDB USA, Inc. and Conor McCarthy (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed April 26, 2023).# *

(e)(18)
Employment Agreement by and between MariaDB USA, Inc. and Thomas Siegal (incorporated by reference to Exhibit 10.4 to MariaDB plc’s Quarterly Report on Form 10-Q (File No. 001-41571) filed August 14, 2023).# *

(e)(19)
Amendment No. 1 to Employment Agreement by and between MariaDB USA, Inc. and Paul O’Brien (incorporated by reference to Exhibit 10.1 to MariaDB plc’s Current Report on Form 8-K (File No. 001-41571) filed May 31, 2024).#

(g)	Not applicable.

*	Previously filed with the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 24, 2024.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
MARIADB PLC

Date: May 31, 2024	By:	/s/ Paul O’Brien
		Name:	Paul O’Brien
		Title:	Chief Executive Officer